VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005 CHICAGO — NEW YORK CITY — WASHINGTON, D.C.
John S. Marten 312-609-7753 jmarten@vedderprice.com
November 23, 2010

Re:	DWS Advisor Funds (the “Registrant”); File Nos. 811-04760; 333-170092

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-170092) relating to the issuance of Class M shares in connection with the proposed merger of DWS RREEF World Real Estate Fund, Inc. (formerly, DWS RREEF World Real Estate & Tactical Strategies Fund, Inc.) (“RREEF World”) (File No. 811-22046) into DWS RREEF Global Real Estate Securities Fund (“RREEF Global”), a series of the Registrant.

With respect to the Registrant’s initial Registration Statement filed on October 22, 2010, the SEC staff provided comments by phone to the undersigned on November 8, 2010 and November 16, 2010. Set forth below are the comments and the Registrant’s responses.

1.	Comment: Include an auditor’s consent with the final pre-effective amendment.

Response: An auditor’s consent will be included with the final pre-effective amendment.

2.	Comment: Include the Class ID generated for Class M shares of RREEF Global for future pre-effective amendments.

Response: The Class ID for Class M shares will be included as required.

3.	Comment: Include an accounting survivor analysis (NAST analysis) with the response letter.

Response: Attached hereto as Appendix A is a summary of the NAST analysis conducted for the proposed merger.

4.	Comment: Revise the “Narrative Description of the Pro Forma Effects of the Merger” included in the Merger Statement of Additional Information to be as of June 30, 2010 to correspond with the date of the Capitalization Table included in the Prospectus/Proxy Statement.

Securities and Exchange Commission

November 23, 2010

Response: The “Narrative Description of the Pro Forma Effects of the Merger” has been revised as requested.

5.	Comment: With respect to the Capitalization Table included in the Prospectus/Proxy Statement, confirm that the pro forma adjustments for the costs of the merger do not have a material effect on the pro forma combined NAV (e.g., a drop of one cent or more).

Response: The merger costs will be borne by RREEF World prior to the merger so these costs have no effect on the NAV of the acquiring fund.

6.	Comment: In the section of the Prospectus/Proxy Statement describing the federal income tax consequences of the merger, add disclosure regarding the capital loss carryforwards as of the most recent fiscal year end for each Fund.

Response: The requested disclosure has been added.

7.	Comment: The estimated total expense ratio for Class M shares as of 12/31/09 as disclosed in the Annual Fund Operating Expenses table is 1.40% and the total expense ratio for Class S shares as of 12/31/09 as disclosed in the Financial Highlights attached as Appendix F to the Prospectus/Proxy Statement was 1.83%. Indicate in the response letter whether “Other Expenses” for Class M shares were estimated based on the gross expenses or the net expenses of the existing Class S shares. Confirm in the response letter that the difference between the 12/31/09 estimated Class M share expense ratio and the 12/31/09 Class S share expense ratio is primarily attributable to different transfer agency expenses.

Response: Deutsche Investment Management Americas Inc. (“DIMA”), the investment advisor to both RREEF Global and RREEF World, has confirmed that the “Other Expenses” for Class M shares included in the Annual Fund Operating Expenses table were estimated based on the gross expenses of the existing Class S shares of RREEF Global and has also confirmed that the primary difference between the 12/31/09 estimated Class M share expense ratio and the 12/31/09 Class S share expense ratio is the different (lower) amount of transfer agency fees estimated to be paid on behalf of Class M shares.

8.	Comment: Explain in the response letter how transfer agency expenses differ between Class S shares and Class M shares. Why is the Class S share estimated expense ratio (1.60%) higher post Class M conversion than the Class M share estimated expense ratio (1.40%) prior to conversion?

Securities and Exchange Commission

November 23, 2010

Response: Class S shares and Class M shares generally pay a transfer agency fee at a flat annual rate on each separate shareholder account . Class S shares may, however, pay an asset-based fee depending on the type of shareholder account. As of 12/31/09, there were over 20,000 Class S shareholder accounts and, assuming consummation of the merger, there would have been approximately 8,400 Class M shareholder accounts. Based on a per account charge, Class S incurs greater transfer agency expenses solely because it has a greater number of shareholder accounts. In addition, as of 12/31/09, Class S shares had and, assuming consummation of the merger, Class M shares would have had net assets of $96 million and $104 million, respectively. Because Class S shares incur a higher amount of transfer agency expenses on a smaller net asset base, the result is a higher expense ratio than Class M shares. While the conversion of Class M shares to Class S shares would increase the net asset base of Class S shares, it is expected that Class S shares after the conversion will still have a higher expense ratio than the estimated Class M share expense ratio prior to conversion due to Class S continuing to incur higher transfer agency fees.

9.	Comment: Disclose the rationale for RREEF World paying all the costs of the merger.

Response: The requested disclosure has been added.

10.	Comment: Include disclosure on the expected payback period for RREEF World.

Response: The requested disclosure has been added.

11.	Comment: Confirm the net assets of RREEF Global as of 12/31/09. The Prospectus/Proxy Statement reports net assets of RREEF Global as $716 million, but the 12/31/09 Annual Report for RREEF Global reports net assets of RREEF Global as $698 million.

Response: The net assets of RREEF Global as of 12/31/09 were $698 million. The disclosure in the Prospectus/Proxy Statement has been amended as necessary.

12.	Comment: In footnote 5 to the Annual Fund Operating Expenses table, also include the per share effect of the RREEF World merger costs.

Response: The requested disclosure has been added. The per share effect of the RREEF World merger costs is estimated to be approximately $0.05.

Securities and Exchange Commission

November 23, 2010

13.	Comment: In the Q&A, in the 3rd Question, 2nd paragraph, include the anticipated percentage of assets that will be sold by RREEF World prior to the merger.

Response: The requested disclosure has been added.

14.	Comment: Confirm that RREEF World does not anticipate distributing capital gains as of the date of the merger.

Response: DIMA has confirmed that RREEF World does not anticipate distributing capital gains as of the date of the merger. The disclosure in the Prospectus/Proxy Statement has been amended as necessary.

15.	Comment: In the President’s letter, note that the expense ratio for shareholders is expected to be lower initially, but may increase following the conversion to Class S shares.

Response: The requested disclosure has been added.

16.	Comment: Include the meeting date, location and time in the President’s letter.

Response: The requested disclosure has been added.

17.	Comment: In the Synopsis section of the Prospectus/Proxy Statement, include a statement that RREEF World’s leverage will be removed prior to the merger.

Response: The requested disclosure has been added.

18.	Comment: In the Synopsis section of the Prospectus/Proxy Statement, if applicable, note that RREEF Global does not currently borrow for leverage purposes and does not currently intend to borrow for leverage purposes following the merger.

Response: The requested disclosure has been added.

19.	Comment: In Question #10 in the Synopsis section of the Prospectus/Proxy Statement, if accurate, note that RREEF Global does not pay dividends at a level rate, but rather at a rate approved by its Board of Trustees.

Response: The requested disclosure has been added.

Securities and Exchange Commission

November 23, 2010

20.	Comment: In the section of the Prospectus/Proxy Statement describing the Charter Documents of RREEF World and RREEF Global, include the date that RREEF Global commenced operations as a series of DWS Advisor Funds.

Response: The requested disclosure has been added.

21.	Comment: In the Q&A, include additional disclosure regarding the anticipated repositioning of RREEF World prior to the merger.

Response: The requested disclosure has been added.

It is currently expected that a special meeting of shareholders of RREEF World will be held on January 12, 2011. Accordingly, the Registrant plans to mail the proxy materials to shareholders on or about November 30, 2010.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7753.

Sincerely,

/s/ John S. Marten
John S. Marten

Appendix A

DWS RREEF WORLD REAL ESTATE FUND - SURVIVING FUND ANALYSIS

Deutsche Investment Management Americas Inc. (the “Advisor”), DWS RREEF Global Real Estate Securities Fund (“RREEF Global”) and DWS RREEF World Real Estate Fund, Inc. (“RREEF World” and collectively with RREEF Global, the “Funds”) believe that RREEF Global is the appropriate survivor of the merger of the Funds for the reasons discussed below. The Advisor consulted with the Funds’ legal counsel in making this determination.

In the North American Security Trust No-Action Letter,1 the staff of the Securities and Exchange Commission set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. The staff noted that among the factors to be compared are: the funds’ investment advisors; the funds’ expense structures and expense ratios; the funds’ investment objectives, policies and restrictions; the funds’ portfolio composition; and the funds’ asset size (the “NAST Factors”). Each of these factors is discussed below for the proposed merger of RREEF World into RREEF Global.

[1]	Pub. avail. Aug. 5, 1994.

Appendix A

Investment Advisors; Continuity of Management

Deutsche Investment Management Americas Inc. (“DIMA” or the “Advisor”) is the investment advisor for each Fund and will continue to be the investment advisor for the surviving fund. The same twelve persons, including the chairperson, serve as the independent Board Members on each Fund’s Board.

The same portfolio management team currently manages both Funds and will continue to manage the surviving fund’s investment portfolio in the same general manner in which it is currently managing the fund. Accordingly, the Advisor believes that the historical performance of RREEF Global is indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios	The total expense ratio of RREEF Global is currently estimated to be lower than the total estimated expense ratio of RREEF World, though the elements of the Funds’ expense structures differ. RREEF Global pays transfer agent fees that are not applicable to closed-end funds, while RREEF World has recently begun to incur substantial expenses related to the fund’s use of leverage. The surviving fund is an open-end fund and therefore the expense structure of the surviving fund will be that of RREEF Global. The expense ratios for the surviving fund (for both Class M shares and for Class S shares, which the Class M shares will be converted to after one year) are expected to be significantly lower than the current expense ratio for RREEF World.

Investment Objective, Policies and Restrictions	The Funds currently have similar investment objectives, policies and restrictions. RREEF World seeks high current income and capital appreciation, while RREEF Global seeks total return through a combination of current income and long-term capital appreciation. Both Funds seek to achieve their investment objectives through investment primarily in securities issued by REITs. RREEF World, unlike RREEF Global, uses leverage to achieve investment returns. Following the merger, the surviving fund will pursue the investment objective, policies and restrictions of RREEF Global. RREEF Global does not anticipate using investment leverage to achieve its investment objectives.

Portfolio Composition	While the portfolios of the Funds have significant overlap, it is currently estimated that approximately 61% (14% of which is expected to be attributable to paying off leverage) of RREEF World’s investments will be sold prior to the merger, with the proceeds reinvested in securities that are consistent with RREEF Global’s investment policies and restrictions.

Therefore, at the time that the merger is consummated it is anticipated that all holdings of the surviving fund will be consistent with the investment objective, policies and restrictions of RREEF Global.

Asset Size	As of June 30, 2010, RREEF World had approximately $95 million in assets and RREEF Global had approximately $716 million in assets.

In terms of the structure of the transaction, RREEF World will contribute all of its assets and liabilities at the time of the merger to RREEF Global in exchange for shares of RREEF Global. RREEF World will liquidate and dissolve following the distribution of these RREEF Global shares to its shareholders. An analysis of the NAST factors is consistent with this structure and result.

Specifically, all five NAST factors indicate that the surviving fund will more closely resemble RREEF Global. With respect to continuity of management, the surviving fund will be overseen by the same independent Board Members that currently oversee both Funds, the existing investment advisor to both Funds will continue in that role, and the current portfolio management team for both Funds will remain in place on the surviving fund. The surviving fund will continue to employ RREEF Global’s fee structure. With respect to portfolio composition, all holdings of the surviving fund will be consistent with the investment objective, policies and restrictions of RREEF Global. The relative asset size of the two Funds also indicates that the surviving fund more closely resembles RREEF Global.

After consultation with the Funds’ legal counsel, and in light of the NAST Factors, the Advisor and the Funds believe that the surviving fund will more closely resemble RREEF Global, and RREEF Global is therefore the appropriate survivor of the merger.